UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

For Immediate Release:	January 31, 2011

Consolidated Financial Statements for the Third Quarter of Fiscal 2010 (Nine months ended December 31, 2010) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Takashi Tsukamoto	President & CEO
For Inquiry:	Tatsuya Yamada	Executive Officer, General Manager of Accounting
Phone:	+81-3-5224-2030
Filing of Shihanki Hokokusho (scheduled):		February 14, 2011	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results: Attached
IR Conference on Quarterly Results: Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2010 (for the nine months ended December 31, 2010)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
3Q F2010	2,087,201	(2.1)	556,486	248.3	422,072	234.2
3Q F2009	2,133,685	(23.1)	159,762	—	126,280	—

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2010	22.11	20.32
3Q F2009	9.30	8.45

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
3Q F2010	154,051,514	6,734,168	2.8	181.56
Fiscal 2009	156,253,572	5,837,053	2.2	191.53

Reference:	Own Capital: As of December 31, 2010: ¥4,427,781 million; As of March 31, 2010: ¥3,513,050 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2009	—	0.00	—	8.00	8.00
Fiscal 2010	—	0.00	—
Fiscal 2010 (estimate)				6.00	6.00

Notes:	1.	Revision of estimates for cash dividends for shareholders of common stock during this quarter: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2010 (for the fiscal year ending March 31, 2011)

	(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2010	500,000	108.8	24.83

Notes:	1.	Revision of the earnings estimates during this quarter: No

	2.	The average number of shares of outstanding common stock for fiscal 2010 used in calculating the above Net Income per Share of Common Stock is based on the following:

•

The average of the “average number of shares during 1Q, 2Q and 3Q” and the “number of shares as of December 31, 2010 (which is assumed to be the average number of shares during 4Q of fiscal 2010)” is used.

•

The increase or decrease during 4Q of fiscal 2010, such as an increase in the number of shares of common stock due to the request for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock, is not taken into consideration.

Mizuho Financial Group, Inc.

4. Others (Please refer to “Other Information” on page 1-3 of [Attachment] for details.)

(1) Changes in Significant Subsidiaries during the Period: No

(Note) Above are the changes in specified subsidiaries accompanying changes in the scope of consolidation during the period.

(2) Adoption of Simplified Accounting Methods and Specified Accounting Methods: Yes

(Note)	Above is the adoption of Simplified Accounting Methods and Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements.

(3) Changes in Accounting Methods and Presentation of Quarterly Consolidated Financial Statements

Changes due to revisions of accounting standards, etc.: Yes

‚Changes other than  above: No

(Note)	Above are the changes of accounting methods and presentation of quarterly consolidated financial statements which are to be described in the changes of fundamental and important matters for the preparation of Quarterly Consolidated Financial Statements.

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of December 31, 2010: As of March 31, 2010:	21,585,203,880 shares; 15,494,397,690 shares
‚ Period-end treasury stock:	As of December 31, 2010: As of March 31, 2010:	5,652,349 shares; 9,397,093 shares
ƒ Average outstanding shares (accumulated period):	3Q Fiscal 2010: 3Q Fiscal 2009:	19,085,283,623 shares; 13,572,772,650 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law is not completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2009	—	0.00	—	20.00	20.00
Fiscal 2010	—	0.00	—
Fiscal 2010 (estimate)				20.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2009	—	0.00	—	30.00	30.00
Fiscal 2010	—	0.00	—
Fiscal 2010 (estimate)				30.00	30.00

Mizuho Financial Group, Inc.

mContents of Attachment

1.	Qualitative Information related to Financial Statements	p.1-2
	(1) Qualitative Information related to Consolidated Results of Operations	p.1-2
	(2) Qualitative Information related to Consolidated Financial Conditions	p.1-2
	(3) Qualitative Information related to Consolidated Earnings Estimates	p.1-2

2.	Other Information	p.1-3
	(1) Changes in Significant Subsidiaries	p.1-3
	(2) Simplified Accounting Methods and Specified Accounting Methods	p.1-3
	(3) Changes of Accounting Methods and Presentation	p.1-3

3.	Quarterly Consolidated Financial Statements	p.1-4
	(1) Consolidated Balance Sheets	p.1-4
	(2) Consolidated Statements of Income	p.1-6
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
øSelected Financial Information For the Third Quarter of Fiscal 2010

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Qualitative Information related to Financial Statements

(Please refer to “Summary Results for the Third Quarter of Fiscal 2010” on page 2-1 for more information.)

(1) Qualitative Information related to Consolidated Results of Operations

Reviewing the economic environment over the past nine months ended December 31, 2010, there are indications of regional variations in the speed of the continuing gradual recovery in the global economy which has been led by newly developing countries, and in Europe and the United States the risk remains of a slackening in the economy as global fiscal tightening makes its impact.

In the United States, there is movement towards recovery on the basis of steady exports and capital investment together with positive trends in consumer spending, but with rising unemployment and so on there is a risk of a stalling in economic growth. In Europe, overall economic growth is stagnant, and there is a growing gap between the richer and the poorer countries, while the effect of the fiscal problems experienced by certain countries on the financial markets and the real economy and so on means a continuing lack of visibility regarding the future of the global economy. In Asia, the increase in demand in the Chinese market has a knock-on effect in inducing an increase in exports and production activity in neighboring economies, and while the pace of growth is slowing, the region continues to maintain strong economic growth, although there are increasing concerns about inflation.

In Japan, although positive growth is being maintained as corporate profits improve among other factors, in addition to the various stimulus programs losing their effectiveness, with the continuing appreciation of the value of the yen against other currencies and the mild deflationary situation and so on, the current improvements in the economy are coming to a standstill. There are several causes for concern over the future direction of the economy, such as a slowing in economies abroad and a worsening in the employment situation, combining with the fluctuations in exchange rates, and the risk remains of these factors serving as a drag on economic growth.

In light of this economic environment, we will aim to enhance further our corporate value through the steady implementation of our Transformation Program, which consists of the three pillars of the program for improving profitability, the program for enhancing financial base and the program for strengthening front-line business capabilities.

Under the foregoing business environment, we recorded Net Income of ¥422.0 billion for the third quarter of the fiscal year ending March 31, 2011.

(2) Qualitative Information related to Consolidated Financial Conditions

Consolidated total assets as of December 31, 2010 amounted to ¥154,051.5 billion, decreasing by ¥2,202.0 billion from the end of the previous fiscal year.

Net Assets amounted to ¥6,734.1 billion, increasing by ¥897.1 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥4,256.9 billion, Valuation and Translation Adjustments amounted to ¥170.8 billion, and Minority Interests amounted to ¥2,303.6 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥61,645.7 billion, decreasing by ¥518.8 billion from the end of the previous fiscal year while Securities were ¥41,842.1 billion, decreasing by ¥1,254.3 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥74,875.4 billion, decreasing by ¥1,464.3 billion from the end of the previous fiscal year.

(3) Qualitative Information related to Consolidated Earnings Estimates

Based on the financial results for the third quarter of fiscal 2010, MHFG has not changed its consolidated earnings estimates for fiscal 2010, which were announced on November 12, 2010, and estimates Net Income of ¥500.0 billion for fiscal 2010.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend for a description of the factors that could affect our ability to meet these estimates.

1-2

Mizuho Financial Group, Inc.

2. Other Information

(1) Changes in Significant Subsidiaries

(Changes in specified subsidiaries accompanying changes in the scope of consolidation during the period)

There is no applicable information.

(2) Simplified Accounting Methods and Specified Accounting Methods

[Simplified Accounting Methods]

 Depreciation

As for tangible fixed assets that are depreciated by the declining-balance method, the depreciation expense is computed by the proportional distribution of the depreciation expense for the fiscal year.

‚ Reserves for Possible Losses on Loans

For the claims mentioned below, reserves for possible losses on loans are maintained at the estimated rate of losses for the second quarter of fiscal 2010.

a.	The claims other than the claims extended to “Bankrupt Obligors” and “Substantially Bankrupt Obligors.”

b.	The claims other than the claims extended to “Intensive Control Obligors” for which reserves are provided for the losses estimated for each individual loan.

[Specified Accounting Methods]

There is no applicable information.

(3) Changes of Accounting Methods and Presentation

[Changes in Accounting Methods]

(Accounting Standard for Equity Method of Accounting for Investments and Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method)

Mizuho Financial Group has applied “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) beginning with the first quarter of fiscal 2010.

This application does not affect the financial statements.

(Adoption of Accounting Standard for Asset Retirement Obligations)

Mizuho Financial Group has applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) beginning with the first quarter of fiscal 2010.

As a result, Income before Income Taxes and Minority Interests decreased by ¥3,482 million. The change in Asset Retirement Obligations (which is in “Other Liabilities”) due to commencement of application of the accounting standards is ¥7,454 million.

[Additional Information]

(Issuance of New Shares by the Spread Method)

The spread method is adopted for the issuance of new shares (5,609,000 thousand shares) with a payment date of July 21, 2010. This is a method where the new shares are underwritten and purchased by the initial purchasers at the amount to be paid to MHFG (¥125.27 per share), and sold by the underwriters to the investors at an issue price (¥130.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the initial purchasers, and allocated to each of the underwriters as underwriting fees. Accordingly, Other Ordinary Expenses does not include the amount equivalent to such underwriting fees of ¥26,530 million related to the issuance.

The amount equivalent to such underwriting fees of ¥9,734 million, recognized as profit by consolidated subsidiaries, is eliminated and recorded as an increase in Capital Surplus.

1-3

Mizuho Financial Group, Inc.

3. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2010	As of March 31, 2010 (Selected items)
Assets
Cash and Due from Banks	¥4,649,090	¥5,211,477
Call Loans and Bills Purchased	254,320	605,238
Receivables under Resale Agreements	7,932,190	7,129,676
Guarantee Deposits Paid under Securities Borrowing Transactions	6,886,666	5,744,901
Other Debt Purchased	1,793,569	2,040,445
Trading Assets	14,523,698	13,986,791
Money Held in Trust	94,523	119,438
Securities	41,842,149	43,096,460
Loans and Bills Discounted	61,645,762	62,164,579
Foreign Exchange Assets	835,691	707,803
Derivatives other than for Trading Assets	6,213,925	7,060,302
Other Assets	2,695,760	3,742,205
Tangible Fixed Assets	937,399	927,337
Intangible Fixed Assets	431,983	427,278
Deferred Tax Assets	496,375	533,030
Customers’ Liabilities for Acceptances and Guarantees	3,600,112	3,643,706
Reserves for Possible Losses on Loans	(781,681)	(887,073)
Reserve for Possible Losses on Investments	(21)	(29)

Total Assets	¥154,051,514	¥156,253,572

1-4

Mizuho Financial Group, Inc.

	Millions of yen
	As of December 31, 2010	As of March 31, 2010 (Selected items)
Liabilities
Deposits	¥74,875,478	¥76,339,779
Negotiable Certificates of Deposit	10,935,213	10,287,808
Debentures	928,750	1,517,797
Call Money and Bills Sold	5,095,721	5,786,370
Payables under Repurchase Agreements	11,429,875	12,075,802
Guarantee Deposits Received under Securities Lending Transactions	6,562,737	6,615,512
Commercial Paper	85,388	—
Trading Liabilities	8,573,080	7,579,695
Borrowed Money	9,373,604	9,663,867
Foreign Exchange Liabilities	287,802	172,990
Short-term Bonds	514,297	492,397
Bonds and Notes	5,063,364	4,970,257
Due to Trust Accounts	1,073,432	1,025,431
Derivatives other than for Trading Liabilities	5,427,625	6,614,116
Other Liabilities	3,280,706	3,376,769
Reserve for Bonus Payments	15,337	48,946
Reserve for Employee Retirement Benefits	36,165	34,263
Reserve for Director and Corporate Auditor Retirement Benefits	2,114	2,112
Reserve for Possible Losses on Sales of Loans	1,840	15,258
Reserve for Contingencies	14,259	14,809
Reserve for Reimbursement of Deposits	13,940	14,748
Reserve for Reimbursement of Debentures	12,317	10,824
Reserves under Special Laws	1,378	2,149
Deferred Tax Liabilities	14,305	12,226
Deferred Tax Liabilities for Revaluation Reserve for Land	98,495	98,875
Acceptances and Guarantees	3,600,112	3,643,706

Total Liabilities	147,317,346	150,416,519

Net Assets
Common Stock and Preferred Stock	2,181,375	1,805,565
Capital Surplus	937,680	552,135
Retained Earnings	1,141,079	854,703
Treasury Stock	(3,196)	(5,184)

Total Shareholders’ Equity	4,256,938	3,207,219

Net Unrealized Gains on Other Securities, net of Taxes	45,303	176,931
Net Deferred Hedge Gains, net of Taxes	90,824	83,093
Revaluation Reserve for Land, net of Taxes	137,823	138,430
Foreign Currency Translation Adjustments	(103,108)	(92,623)

Total Valuation and Translation Adjustments	170,843	305,831

Stock Acquisition Rights	2,776	2,301
Minority Interests	2,303,610	2,321,700

Total Net Assets	6,734,168	5,837,053

Total Liabilities and Net Assets	¥154,051,514	¥156,253,572

1-5

Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the nine months ended December 31, 2009	For the nine months ended December 31, 2010
Ordinary Income	¥2,133,685	¥2,087,201
Interest Income	1,195,892	1,086,525
Interest on Loans and Bills Discounted	808,101	675,443
Interest and Dividends on Securities	254,247	259,606
Fiduciary Income	34,751	34,307
Fee and Commission Income	395,647	404,189
Trading Income	239,508	226,432
Other Operating Income	152,838	269,578
Other Ordinary Income	115,046	66,167

Ordinary Expenses	1,973,922	1,530,715
Interest Expenses	332,260	264,106
Interest on Deposits	130,375	83,625
Interest on Debentures	9,501	5,488
Fee and Commission Expenses	73,447	77,642
Other Operating Expenses	119,708	112,066
General and Administrative Expenses	983,228	954,297
Other Ordinary Expenses	465,277	122,601

Ordinary Profits	159,762	556,486

Extraordinary Gains	108,446	40,280

Extraordinary Losses	62,097	9,571

Income before Income Taxes and Minority Interests	206,111	587,195

Income Taxes:
Current	20,448	17,738
Refund of Income Taxes	(6,064)
Deferred	(8,809)	74,945
Total Income Taxes	5,574	92,684

Income before Minority Interests	200,536	494,510

Minority Interests in Net Income	74,256	72,438

Net Income	¥126,280	¥422,072

1-6

Mizuho Financial Group, Inc.

(3) NOTE FOR ASSUMPTION OF GOING CONCERN

There is no applicable information.

(4) NOTE FOR SIGNIFICANT CHANGES IN THE AMOUNT OF SHAREHOLDERS’ EQUITY

	Millions of yen
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2010	1,805,565	552,135	854,703	(5,184)	3,207,219
Changes for the nine months ended December 31, 2010
Issuance of New Shares	375,810	385,544	—	—	761,354
Cash Dividends	—	—	(134,966)	—	(134,966)
Net Income (Accumulated Period)	—	—	422,072	—	422,072
Repurchase of Treasury Stock	—	—	—	(2)	(2)
Disposition of Treasury Stock	—	—	(1,314)	1,990	675
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	585	—	585
Total Changes for the nine months ended December 31, 2010	375,810	385,544	286,376	1,987	1,049,718
Balance as of December 31, 2010	2,181,375	937,680	1,141,079	(3,196)	4,256,938

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2010

(Nine months ended December 31, 2010)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes :

“CON” : Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON” : Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho

Trust & Banking Co., Ltd. (“MHTB”).

SUMMARY RESULTS FOR THE THIRD QUARTER OF FISCAL 2010 (Nine months ended December 31, 2010)			Page
2- 1

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2010	See above Notes		Page

1. Income Analysis	CON	NON	3- 1

2. Net Gains/Losses on Stocks	NON		3- 3

3. Unrealized Gains/Losses on Securities	CON	NON	3- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		3- 6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3- 7

6. Status of Deposits and Loans	NON		3- 9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the Third Quarter of Fiscal 2010

(Nine months ended December 31, 2010)

I. Summary of Income Analysis

➢	Consolidated Net Business Profits

•	Consolidated Gross Profits for the nine months ended December 31, 2010 increased by JPY 73.9 billion on a year-on-year basis to JPY 1,567.2 billion.

Gross Profits of the banking subsidiaries increased by JPY 36.2 billion on a year-on-year basis (increased by JPY 113.8 billion after the adjustment of the impact for fiscal 2009 of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs). This is due to an increase in income from the Trading segment derived from flexible and timely operations properly interpreting market trends, in addition to a year-on-year increase in income from Customer Groups (JPY 24.6 billion), both domestically and overseas, arising mainly from non-interest income.

G&A expenses of the banking subsidiaries decreased by JPY 18.9 billion on a year-on-year basis mainly due to continued overall cost reduction efforts running through the first half of fiscal 2010.

•

Aggregated consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities and Mizuho Investors Securities) decreased by JPY 23.2 billion on a year-on-year basis.

•	As a result, Consolidated Net Business Profits amounted to JPY 610.8 billion, a year-on-year increase of JPY 83.2 billion.

➢	Consolidated Net Income

•

Credit-related Costs of the 3 Banks recorded a reversal, as in the first half of fiscal 2010, which amounted to JPY 21.8 billion. This was an improvement of JPY 186.9 billion on a year-on-year basis, primarily due to improved obligor classifications through our business revitalization support to corporate customers and other factors. Consolidated Credit-related Costs also amounted to a reversal of JPY 0.1 billion, an improvement of JPY 216.5 billion on a year-on-year basis.

•	Net Losses related to Stocks of the 3 Banks amounted to JPY 14.2 billion. This is mainly as a consequence of recording devaluation losses for certain stocks after a decline in stock prices.

•	As a result, Consolidated Net Income for the nine months ended December 31, 2010 increased by JPY 295.7 billion on a year-on-year basis to JPY 422.0 billion.

(Consolidated)

	3Q of FY2010 (Apr. 1 - Dec. 31, 2010)
		Change from 3Q of FY2009
(JPY Bn)
Consolidated Gross Profits	1,567.2	73.9
Consolidated Net Business Profits*	610.8	83.2
Credit-related Costs	0.1	216.5
Net Gains (Losses) related to Stocks	-7.4	9.4
Ordinary Profits	556.4	396.7
Net Income	422.0	295.7

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	3Q of FY2010 (Apr. 1 - Dec. 31, 2010)
		Change from 3Q of FY2009
(JPY Bn)
Gross Profits	1,244.3	* 36.2
G&A Expenses (excluding Non-Recurring Losses)	-655.8	18.9
Net Business Profits	588.4	* 55.2
Credit-related Costs	21.8	186.9
Net Gains (Losses) related to Stocks	-14.2	1.2
Ordinary Profits	465.0	304.0
Net Income	438.7	238.2

*	The results of 3Q of FY2009 included the impact on banking subsidiaries (JPY 77.5 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs. After adjustment for this impact, the change from 3Q of FY2009 for Gross Profits is JPY 113.8 billion, and that for Net Business Profits is JPY 132.7 billion, respectively

2-1

➢	Net Interest Income

•

The average loan balance for the three-month period from October to December 2010 decreased by JPY 0.8 trillion from the first half of fiscal 2010. This is due to a decrease in domestic loans mainly to large corporate customers and overseas loans including the foreign exchange translation impact. Meanwhile, the loan balance as of December 31, 2010 was JPY 61.1 trillion, almost unchanged compared with that as of the end of the first half of fiscal 2010 (September 30, 2010). While loans to Deposit Insurance Corporation of Japan and the Japanese Government decreased by JPY 0.4 trillion, the remainder of the total loan balance increased.

•	The domestic loan-and-deposit rate margin for the three-month period from October to December 2010 was 1.35%, the same level as for the three-month period from July to September 2010.

➢	Non-Interest Income

•	Non-interest income from Customer Groups of the 3 Banks on a managerial accounting basis for the nine months ended December 31, 2010 increased by JPY 37.0 billion on a year-on-year basis.

•

As well as income associated with investment trusts and individual annuities from individual customers substantially increasing on a year-on-year basis, income associated with foreign exchanges business, overseas business, trust and asset management business of Mizuho Trust & Banking and other factors also increased.

•	During the three-month period from October to December 2010, non-interest income from Customer Groups of the 3 Banks increased on a year-on-year basis.

2-2

II. Financial Soundness

•

The balance of Disclosed Claims under the Financial Reconstruction Law (3 Banks) amounted to JPY 1,227.5 billion, a decrease of JPY 74.5 billion, and NPL Ratio was 1.79%, an improvement of 0.11%, from those as of September 30, 2010, respectively.

•

Unrealized Gains on Other Securities amounted to JPY 87.8 billion, a decrease of JPY 14.5 billion from that as of September 30, 2010. This is because, while Unrealized Gains on Japanese Stocks increased, Unrealized Gains on Japanese Bonds and Other decreased associated with increases in interest rates both domestically and overseas.

•	We will announce our Consolidated Capital Adequacy Ratio as of December 31, 2010 at a later date.

	December 31, 2010
		Change from Sep. 30, 2010
(JPY Bn, %)
Net Deferred Tax Assets (DTAs) (Consolidated)	482.0	35.0
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,227.5	-74.5
NPL Ratio	1.79%	-0.11%
Unrealized Gains (Losses) on Other Securities (Consolidated) *	87.8	-14.5

*	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

III. Disciplined Capital Management

•

It has become increasingly important for financial institutions to strengthen capital base amid the ongoing global discussions on the revision of capital regulations. Therefore, as our medium-term target, we aim to increase our consolidated Tier 1 capital ratio to 12% level and our prime capital* ratio to 8% or above.

*	Prime Capital = Tier 1 capital - preferred debt securities - preferred stock (excluding mandatory convertible preferred stock)

•

We announced Mizuho’s Transformation Program in May 2010, and are addressing the issues for improving profitability and enhancing financial base. We will strive to further strengthen our financial base mainly by accumulating retained earnings and improving asset efficiency through the steady implementation of the Program. Accordingly, we believe we will be able to sufficiently meet new capital regulations.

•

In this fiscal year, we have strengthened our capital base mainly as a result of earning JPY 422 billion of Consolidated Net Income for the nine months ended December 31 and through issuing common stock in the first half of fiscal 2010. We continue to pursue “disciplined capital management” policy, optimally balancing “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, our financial condition or other factors.

(Note) The outstanding balance of Eleventh Series Class XI Preferred Stock as of December 31, 2010 (excluding treasury stock) was JPY 473.0 billion (49.8% out of JPY 943.7 billion of the initial amount issued had been already converted into common stock).

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

2-3

[Reference]

Breakdown of Earnings by Business Segment

[3 Banks]	3Q of FY2010 (Apr. 1 - Dec. 31, 2010)
		Change from 3Q of FY2009
(JPY Bn)
Gross Profits	905.3	24.6
G&A Expenses	-527.7	6.5
Customer Groups	377.6	31.2
Gross Profits	338.8	11.5	(89.1)
G&A Expenses	-128.1	12.3
Trading & Others	210.7	23.9	(101.5)
Gross Profits	1,244.3	36.2	(113.8)
G&A Expenses	-655.8	18.9
Net Business Profits	588.4	55.2	(132.7)

(Note)	The figures in parentheses reflect the adjustment of the impact on banking subsidiaries in FY2009 (JPY 77.5 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs.

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-4

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2010

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		Third Quarter of Fiscal 2010 (Accumulated Period)	Change	Third Quarter of Fiscal 2009 (Accumulated Period)	Fiscal 2009
Consolidated Gross Profits	1	1,567.2	73.9	1,493.2	1,996.6
Net Interest Income	2	822.4	(41.2)	863.6	1,151.7
Fiduciary Income	3	34.3	(0.4)	34.7	49.1
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income	5	326.5	4.3	322.1	466.0
Net Trading Income	6	226.4	(13.0)	239.5	312.3
Net Other Operating Income	7	157.5	124.3	33.1	17.4
General and Administrative Expenses	8	(954.2)	28.9	(983.2)	(1,317.2)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(45.7)	206.5	(252.3)	(262.3)
Net Gains (Losses) related to Stocks	10	(7.4)	9.4	(16.8)	4.2
Equity in Income from Investments in Affiliates	11	(2.6)	(4.8)	2.2	2.8
Other	12	(0.5)	82.6	(83.1)	(96.9)

Ordinary Profits	13	556.4	396.7	159.7	327.1

Net Extraordinary Gains (Losses)	14	30.7	(15.6)	46.3	50.6
Reversal of Reserves for Possible Losses on Loans, etc.	15	45.9	10.0	35.8	43.0
Reversal of Reserve for Possible Losses on Investments	16	0.0	0.0	—	—

Income before Income Taxes and Minority Interests	17	587.1	381.0	206.1	377.7

Income Taxes	18	(92.6)	(87.1)	(5.5)	(43.1)
Income before Minority Interests	19	494.5	293.9	200.5	334.6
Minority Interests in Net Income	20	(72.4)	1.8	(74.2)	(95.2)

Net Income	21	422.0	295.7	126.2	239.4

Credit-related Costs (including Credit Costs for Trust Accounts)	22	0.1	216.5	(216.4)	(219.3)

*  Credit-related Costs [22] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	23	610.8	83.2	527.5	702.6

*  Consolidated Net Business Profits [23] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	24	158	(7)	165	162
Number of affiliates under the equity method	25	21	(2)	23	21

3-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2010 (Accumulated Period)
		MHBK	MHCB	MHTB	Aggregated Figures	Change	Third Quarter of Fiscal 2009 (Accumulated Period)	Fiscal 2009
Gross Profits	1	613.6	532.2	98.3	1,244.3	36.2	1,208.0	1,593.1
Net Interest Income	2	424.8	293.3	31.4	749.5	(95.6)	845.1	1,102.6
Fiduciary Income	3			33.9	33.9	(0.3)	34.2	48.5
Credit Costs for Trust Accounts	4			—	—	—	—	—
Net Fee and Commission Income	5	105.9	83.5	20.0	209.5	8.3	201.1	289.0
Net Trading Income	6	55.1	52.0	2.3	109.5	9.9	99.6	136.6
Net Other Operating Income	7	27.7	103.3	10.6	141.7	113.9	27.8	16.3
General and Administrative Expenses (excluding Non-Recurring Losses)	8	(418.3)	(171.9)	(65.5)	(655.8)	18.9	(674.8)	(907.2)

*Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	195.3	360.2	32.8	588.4	55.2	533.2	685.9

Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	—	—	—	—	(10.1)	10.1	47.6

Net Business Profits	11	195.3	360.2	32.8	588.4	45.0	543.4	733.5
Net Gains (Losses) related to Bonds	12	34.5	101.5	11.1	147.2	106.8	40.4	25.5

Net Non-Recurring Gains (Losses)	13	(80.1)	(36.2)	(7.0)	(123.3)	258.9	(382.3)	(427.8)
Net Gains (Losses) related to Stocks	14	(7.3)	(7.9)	1.0	(14.2)	1.2	(15.5)	10.9
Expenses related to Portfolio Problems	15	(38.8)	(5.8)	(1.6)	(46.3)	163.1	(209.4)	(246.1)
Other	16	(33.9)	(22.4)	(6.3)	(62.7)	94.5	(157.3)	(192.6)

Ordinary Profits	17	115.2	324.0	25.8	465.0	304.0	161.0	305.6

Net Extraordinary Gains (Losses)	18	19.4	32.5	1.5	53.5	21.0	32.5	37.2
Reversal of Reserves for Possible Losses on Loans, etc.	19	23.0	44.0	1.0	68.1	33.9	34.1	41.4
Reversal of Reserve for Possible Losses on Investments	20	0.0	0.1	—	0.1	(1.4)	1.5	0.0

Income before Income Taxes	21	134.7	356.5	27.3	518.6	325.0	193.5	342.9

Income Taxes	22	6.2	(80.8)	(5.3)	(79.9)	(86.7)	6.8	(29.8)

Net Income	23	140.9	275.7	22.0	438.7	238.2	200.4	313.1

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [4].

Credit-related Costs	24	(15.7)	38.2	(0.6)	21.8	186.9	(165.1)	(157.1)

* Credit-related Costs [24] =    Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for  Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [19] +  Credit Costs for Trust Accounts [4]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	25			—	—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	21.9	17.8	1.7	41.4	31.3	10.1	47.6
Losses on Write-offs of Loans	27	(19.3)	5.5	(1.4)	(15.2)	59.9	(75.2)	(88.2)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(17.0)	14.0	(0.6)	(3.5)	84.6	(88.2)	(99.4)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	—	0.1	0.0	0.1	(0.1)	0.2	0.3
Reversal of (Provision for) Reserve for Contingencies	30	—	0.6	(0.1)	0.4	(0.1)	0.6	1.5
Other (including Losses on Sales of Loans)	31	(1.3)	(0.1)	—	(1.4)	11.3	(12.8)	(18.8)
Total	32	(15.7)	38.2	(0.6)	21.8	186.9	(165.1)	(157.1)

3-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Third Quarter of Fiscal 2010 (Accumulated Period)	Change	Third Quarter of Fiscal 2009 (Accumulated Period)
Net Gains (Losses) related to Stocks	(14.1)	(0.1)	(13.9)
Gains on Sales	32.7	(45.4)	78.2
Losses on Sales	(23.5)	(14.3)	(9.2)
Impairment (Devaluation)	(23.1)	31.1	(54.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.1	(1.3)	1.5
Gains (Losses) on Derivatives other than for Trading	(0.3)	29.9	(30.3)

*	Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	Third Quarter of Fiscal 2010 (Accumulated Period)	Change	Third Quarter of Fiscal 2009 (Accumulated Period)
Net Gains (Losses) related to Stocks	(7.3)	1.6	(9.0)
Gains on Sales	3.5	(21.1)	24.6
Losses on Sales	(3.9)	(1.5)	(2.3)
Impairment (Devaluation)	(7.6)	3.4	(11.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	0.7	20.9	(20.2)

*	Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Corporate Bank

	Third Quarter of Fiscal 2010 (Accumulated Period)	Change	Third Quarter of Fiscal 2009 (Accumulated Period)
Net Gains (Losses) related to Stocks	(7.8)	(2.7)	(5.0)
Gains on Sales	25.5	(26.3)	51.8
Losses on Sales	(18.7)	(12.1)	(6.6)
Impairment (Devaluation)	(13.6)	28.1	(41.7)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.1	(1.4)	1.5
Gains (Losses) on Derivatives other than for Trading	(1.1)	8.9	(10.0)

*	Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Trust & Banking

	Third Quarter of Fiscal 2010 (Accumulated Period)	Change	Third Quarter of Fiscal 2009 (Accumulated Period)
Net Gains (Losses) related to Stocks	1.0	0.9	0.1
Gains on Sales	3.6	1.9	1.7
Losses on Sales	(0.8)	(0.6)	(0.2)
Impairment (Devaluation)	(1.8)	(0.4)	(1.3)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	(0.0)	—
Gains (Losses) on Derivatives other than for Trading	0.0	0.0	(0.0)

3-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

CONSOLIDATED

(1) Other Securities

	(Billions of yen)
	As of December 31, 2010				As of September 30, 2010				As of December 31, 2009
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	41,484.6	82.4	658.3	575.8	43,941.3	96.8	668.6	571.7	38,531.5	89.9	654.9	564.9
Japanese Stocks	2,715.9	216.0	457.9	241.9	2,615.8	86.8	377.3	290.5	2,808.9	210.6	471.4	260.7
Japanese Bonds	31,192.7	27.1	95.1	67.9	31,306.3	118.0	146.0	28.0	27,377.8	90.8	101.5	10.7
Other	7,575.9	(160.7)	105.2	265.9	10,019.0	(107.9)	145.2	253.1	8,344.7	(211.5)	81.9	293.4

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥(5.4) billion, ¥(5.5) billion and ¥14.8 billion, which were recognized in the statement of income as of the end of December 2010, as of the end of September 2010 and as of the end of December 2009, respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2010				As of September 30, 2010				As of December 31, 2009
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	1,053.0	8.1	8.6	0.4	903.6	12.4	12.4	—	506.3	5.3	5.3	—

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities

	(Billions of yen)
	As of December 31, 2010				As of September 30, 2010				As of December 31, 2009
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	19,230.2	(15.9)	158.1	174.1	19,453.3	(0.6)	178.2	178.9	16,752.0	(1.8)	148.0	149.8
Japanese Stocks	706.7	(4.9)	86.9	91.9	687.0	(38.4)	67.6	106.1	687.5	(15.9)	76.5	92.5
Japanese Bonds	16,352.0	11.9	47.1	35.2	15,683.6	48.8	73.4	24.5	13,633.2	51.4	58.1	6.6
Other	2,171.4	(22.9)	24.0	46.9	3,082.6	(11.0)	37.2	48.2	2,431.2	(37.3)	13.3	50.6
MHCB
Other Securities	19,543.4	58.6	422.7	364.1	22,053.4	55.5	416.2	360.6	19,410.1	56.3	414.5	358.1
Japanese Stocks	1,782.4	159.2	307.7	148.5	1,708.6	68.7	253.9	185.2	1,865.7	153.7	312.4	158.7
Japanese Bonds	13,010.1	9.9	41.2	31.2	14,118.3	56.7	60.0	3.2	12,332.1	28.9	32.1	3.1
Other	4,750.8	(110.4)	73.8	184.2	6,226.4	(69.9)	102.2	172.1	5,212.2	(126.3)	69.9	196.2
MHTB
Other Securities	2,131.8	30.0	60.7	30.6	1,963.0	34.7	61.7	27.0	1,722.0	26.6	63.2	36.5
Japanese Stocks	194.0	37.5	50.4	12.9	185.5	29.0	41.9	12.9	200.4	36.9	51.8	14.8
Japanese Bonds	1,454.8	4.6	6.0	1.3	1,177.4	11.5	11.8	0.2	967.1	9.4	10.3	0.9
Other	482.9	(12.0)	4.2	16.3	600.0	(5.8)	7.9	13.7	554.3	(19.7)	0.9	20.7
Total
Other Securities	40,905.5	72.7	641.6	568.8	43,469.7	89.6	656.2	566.6	37,884.2	81.2	625.8	544.5
Japanese Stocks	2,683.2	191.7	445.1	253.3	2,581.2	59.2	363.5	304.3	2,753.8	174.7	440.8	266.1
Japanese Bonds	30,817.0	26.5	94.4	67.8	30,979.4	117.2	145.2	28.0	26,932.5	89.9	100.6	10.7
Other	7,405.2	(145.5)	102.0	247.6	9,909.0	(86.8)	147.4	234.2	8,197.8	(183.4)	84.3	267.7

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥10.9 billion, ¥10.5 billion and ¥38.1 billion, which were recognized as Income/Loss as of the end of December 2010, as of the end of September 2010, and as of the end of December 2009, respectively, by applying the fair-value hedge method and others.

3-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2010				As of September 30, 2010				As of December 31, 2009
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	1,050.6	8.1	8.6	0.4	900.6	12.3	12.3	—	500.4	5.3	5.3	—
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,050.6	8.1	8.6	0.4	900.6	12.3	12.3	—	500.4	5.3	5.3	—

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of December 31, 2010				As of September 30, 2010				As of December 31, 2009
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	88.2	(32.1)	—	32.1	88.2	(34.3)	—	34.3	88.2	(29.0)	—	29.0
MHCB	338.0	(130.8)	—	130.8	338.0	(155.3)	—	155.3	338.0	(60.2)	—	60.2
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	426.3	(162.9)	—	162.9	426.3	(189.7)	—	189.7	426.3	(89.2)	—	89.2

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2010			As of September 30, 2010	As of December 31, 2009
	Unrealized Gains/Losses
		Change from September 30, 2010	Change from December 31, 2009	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	87.8	(14.5)	12.8	102.4	75.0
Japanese Stocks	216.0	129.2	5.3	86.8	210.6
Japanese Bonds	25.1	(92.9)	(42.9)	118.0	68.0
Other	(153.2)	(50.8)	50.3	(102.4)	(203.6)

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2010			As of September 30, 2010	As of December 31, 2009
	Unrealized Gains/Losses
		Change from September 30, 2010	Change from December 31, 2009	Unrealized Gains/Losses	Unrealized Gains/Losses

Other Securities	61.8	(17.1)	18.8	79.0	43.0
Japanese Stocks	191.7	132.5	17.0	59.2	174.7
Japanese Bonds	24.4	(92.8)	(42.6)	117.2	67.1
Other	(154.3)	(56.9)	44.4	(97.4)	(198.7)

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Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2010			As of September 30, 2010			As of December 31, 2009
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	95.3	83.7	11.5	120.5	90.4	30.1	127.7	94.5	33.1
MHCB	688.8	409.4	279.3	785.2	449.5	335.7	710.4	501.7	208.7
MHTB	68.3	77.1	(8.7)	68.9	75.7	(6.8)	61.9	72.5	(10.6)

Total	852.4	570.3	282.1	974.7	615.6	359.0	900.1	668.8	231.2

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2010			As of September 30, 2010	As of December 31, 2009
		Change from September 30, 2010	Change from December 31, 2009
Consolidated
Claims against Bankrupt and Substantially Bankrupt Obligors	246.3	(12.9)	(58.3)	259.2	304.7
Claims with Collection Risk	559.8	(56.9)	(99.3)	616.7	659.1
Claims for Special Attention	541.7	3.6	78.0	538.0	463.7
Total	1,347.9	(66.1)	(79.7)	1,414.0	1,427.6
Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—
Total	3.1	(0.0)	(0.0)	3.1	3.1
Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	246.3	(12.9)	(58.3)	259.2	304.7
Claims with Collection Risk	562.9	(56.9)	(99.3)	619.8	662.3
Claims for Special Attention	541.7	3.6	78.0	538.0	463.7
Total	1,351.0	(66.1)	(79.7)	1,417.1	1,430.8

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

3-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen, %)
	As of December 31, 2010			As of September 30, 2010	As of December 31, 2009
		Change from September 30, 2010	Change from December 31, 2009
Total (Banking Account + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	232.1	(13.6)	(53.6)	245.8	285.8
Claims with Collection Risk	554.3	(56.7)	(98.0)	611.0	652.4
Claims for Special Attention	441.0	(4.1)	8.2	445.1	432.7
Sub-total [1]	1,227.5	(74.5)	(143.4)	1,302.0	1,370.9
NPL ratio [1]/[2]	1.79%	(0.11)%	(0.14)%	1.90%	1.93%

Normal Claims	67,105.2	121.6	(2,254.3)	66,983.6	69,359.5

Total [2]	68,332.7	47.0	(2,397.7)	68,285.6	70,730.5

MHBK
Claims against Bankrupt and Substantially Bankrupt Obligors	174.2	(6.3)	(26.3)	180.5	200.5
Claims with Collection Risk	426.6	28.2	28.6	398.3	397.9
Claims for Special Attention	263.6	(14.2)	1.0	277.9	262.6
Sub-total [3]	864.5	7.6	3.3	856.9	861.2
NPL ratio [3]/[4]	2.44%	0.03%	0.00%	2.41%	2.44%

Normal Claims	34,488.5	(148.9)	126.1	34,637.4	34,362.3

Total [4]	35,353.0	(141.3)	129.4	35,494.3	35,223.5

MHCB
Claims against Bankrupt and Substantially Bankrupt Obligors	25.3	(5.5)	(5.3)	30.8	30.7
Claims with Collection Risk	90.4	(88.1)	(145.1)	178.5	235.5
Claims for Special Attention	160.2	9.4	(0.2)	150.7	160.5
Sub-total [5]	276.0	(84.1)	(150.7)	360.2	426.7
NPL ratio [5]/[6]	0.93%	(0.29)%	(0.40)%	1.22%	1.33%

Normal Claims	29,344.5	390.6	(2,096.4)	28,953.9	31,440.9

Total [6]	29,620.6	306.4	(2,247.1)	29,314.1	31,867.7

MHTB
Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	32.5	(1.7)	(21.9)	34.3	54.5
Claims with Collection Risk	34.2	3.1	18.4	31.1	15.7
Claims for Special Attention	17.0	0.6	7.5	16.4	9.5
Sub-total [7]	83.9	2.0	4.0	81.8	79.8
NPL ratio [7]/[8]	2.51%	0.14%	0.30%	2.37%	2.21%

Normal Claims	3,247.9	(119.7)	(281.2)	3,367.6	3,529.1

Total [8]	3,331.8	(117.6)	(277.1)	3,449.5	3,608.9

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—
Sub-total [9]	3.1	(0.0)	(0.0)	3.1	3.1
NPL ratio [9]/[10]	11.36%	0.15%	1.03%	11.20%	10.32%

Normal Claims	24.2	(0.3)	(2.8)	24.5	27.0

Total [10]	27.3	(0.3)	(2.9)	27.7	30.2

Notes:	1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
	2.	NPL: Non-Performing Loans

3-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2010			As of September 30, 2010	As of December 31, 2009
		Change from September 30, 2010	Change from December 31, 2009
MHBK	54,771.7	97.2	181.9	54,674.4	54,589.7
MHCB	18,312.4	(896.1)	211.8	19,208.6	18,100.6
MHTB	2,278.2	(45.7)	(297.6)	2,323.9	2,575.8
Total	75,362.4	(844.5)	96.2	76,207.0	75,266.2

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2010			As of September 30, 2010	As of December 31, 2009
		Change from September 30, 2010	Change from December 31, 2009
MHBK	54,743.1	94.4	202.1	54,648.7	54,540.9
Individual deposits	34,237.8	733.6	528.8	33,504.2	33,709.0
MHCB	10,639.7	(745.6)	455.2	11,385.3	10,184.4
Individual deposits	24.5	20.8	22.1	3.6	2.3
MHTB	2,271.7	(45.5)	(296.9)	2,317.2	2,568.7
Individual deposits	1,622.5	(29.7)	(151.3)	1,652.3	1,773.9
Total	67,654.6	(696.7)	360.4	68,351.3	67,294.1
Individual deposits	35,884.9	724.6	399.5	35,160.2	35,485.3

Note: Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2010			As of September 30, 2010	As of December 31, 2009
		Change from September 30, 2010	Change from December 31, 2009

MHBK	33,086.6	(192.3)	276.2	33,279.0	32,810.4
MHCB	25,558.1	131.4	(2,012.5)	25,426.7	27,570.6
MHTB	3,217.4	(120.7)	(278.0)	3,338.2	3,495.4
Total	61,862.2	(181.6)	(2,014.3)	62,043.9	63,876.5

Note:	Loans to MHFG are included as follows:
As of December 31, 2010: ¥740.7 billion (¥700.0 billion from MHBK and ¥40.7 billion from MHCB)
As of September 30, 2010: ¥700.0 billion (from MHBK)
As of December 31, 2009: ¥700.0 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

68.60	68.60	68.60	68.60	68.60	68.60
		(%)
		Third Quarter of Fiscal 2010 (For the nine months)		Third Quarter of Fiscal 2009 (For the nine months)
			Change		Fiscal 2009
MHBK
Return on Loans and Bills Discounted	1	1.48	(0.09)	1.57	1.57
Cost of Deposits and Debentures	2	0.10	(0.06)	0.16	0.16
Loan and Deposit Rate Margin [1]-[2]	3	1.37	(0.03)	1.41	1.41
MHCB
Return on Loans and Bills Discounted	4	1.04	(0.16)	1.20	1.18
Cost of Deposits and Debentures	5	0.14	(0.09)	0.24	0.22
Loan and Deposit Rate Margin [4]-[5]	6	0.90	(0.06)	0.96	0.96
Total
Return on Loans and Bills Discounted	7	1.32	(0.11)	1.44	1.43
Cost of Deposits and Debentures	8	0.11	(0.07)	0.18	0.17
Loan and Deposit Rate Margin [7]-[8]	9	1.21	(0.04)	1.26	1.26

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

            2.Deposits and Debentures include NCDs.

           (Reference)After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

Total
Return on Loans and Bills Discounted	10	1.47	(0.12)	1.59	1.58
Loan and Deposit Rate Margin [10]-[8]	11	1.36	(0.05)	1.41	1.40

3-9